Exhibit 99.1

Draganfly Announces Record Third Quarter Results of 2023

Vancouver, BC. November 9, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce its third quarter financial results.

Key Financial and Operational Highlights for Q3 2023:

●	Revenue for Q3 of 2023 was $2,138,017 up 14.0% from the same period last year and consists of product sales of $1,653,111 and drone services of $484,906. This is compared to Q3 revenue in 2022 of $1,876,221 made up of $1,359,986 of product sales and $516,235 from drone services.

●	Gross profit for Q3 2023 was $894,683 up 42.7% from the same period last year primarily driven by higher product sales. Gross margin percentage for Q3 2023 was 41.8% compared to 33.4% in Q3 2022. The increase in gross margin was primarily due to sales of inventory that had previously been written off. Gross profit would have been $903,283 up 44.1% year over year, and gross margin would have been 42.2%, not including a one-time non-cash write down of inventory of $8,600.

●	The Company recorded a comprehensive loss of $5,530,248 in the third quarter of 2023 compared to $4,992,533 in the same period of 2022. The comprehensive loss for the period includes a non-cash change comprised of a write down of inventory of $8,600 and an impairment of notes receivable of $104,780 and would otherwise have been a loss of $5,416,868. The third quarter of 2022 comprehensive loss for the three months ended September 30, 2022, include a gain in fair value of derivative liability of $305,094 and would otherwise be a loss of $5,297,627. Contributors to the year-over-year increase in loss is last year had the benefit of a large foreign exchange gain otherwise operating expenses were down year over year.

●	Cash balance on September 30, 2023 of $2,457,084 compared to $7,894,781 on December 31, 2022

●	Subsequent to Q3 Draganfly closed a financing of USD$3.5M, the majority of the proceeds of which will be used for working capital.

●	Draganfly secured its first defense orders for its Commander 3 XL with the U.S. Military. The Commander 3 XL is being utilized to enhance mission success by enabling confident and accurate navigation through unfamiliar terrain and GPS denied environments. Securing these first orders is a substantial milestone for the Company and the Commander 3 XL platform.

●	A leading energy research association chose Draganfly’s Commander 3XL Platform for inspection standards operations. US-based energy organizations require NDAA (National Defense Authorization Act) compliant drones primarily for security and regulatory protocols. The NDAA compliance ensures that these drones are not equipped with components or manufactured by entities deemed to pose a national security risk. Being recognized as an NDAA-compliant, North American-developed drone provider is a significant distinction for Draganfly. This designation underscores the company’s commitment to adhering to the stringent security and regulatory standards set forth by the National Defense Authorization Act. It signifies that Draganfly’s drones are sourced, manufactured, and equipped with components that meet the criteria deemed crucial for national security.

●	A State Geological Survey selected Draganfly’s Commander 3 XL platform to enhance exploration and data collection during geological research and surveying efforts. The State Geological Survey offers geologic data to improve public understanding of geology, hazards, and mineral resources. Draganfly’s UAV platform will aid in research and investigations for not only general geology but also geologic resources, environmental geology, and hazards, with results shared among governmental agencies, private industry, and the general public. The Commander 3 XL can maximize the State Geological Survey payload capacity and allow for longer flight times while also meeting the National Defense Authorization Act requirements.

●	Draganfly is providing its drone pilot crews and drone technology to a Canadian Provincial Government to assist with firefighting mitigation, preparedness, response, and recovery efforts. Draganfly is helping conduct night-time missions, identify fire line breaches, and detect hidden hot spots using thermal imaging technology. Draganfly’s services will enhance the firefighting operations, which protect critical infrastructure, towns, valuable natural resources, and help mitigate air quality hazards from the devastating impact of these wildfires.

●	Draganfly officially opened its new manufacturing and production facility in Saskatoon. The opening of this new facility positions Draganfly to meet its commitments of meet the increasing market potential and order book for its products and solutions. The Saskatoon facility has been designed to meet the rising demand for Draganfly’s UAV systems and components, such as the Heavy Lift, Commander 3 XL, Commander XL Hybrid and its new Precision Delivery System. This facility will help advance manufacturing capabilities, streamline assembly processes, deepen R&D capabilities, and optimize integration procedures. Draganfly’s newly expanded manufacturing and production facility signifies a significant step in the company’s continuous dedication to contributing to the advancement of Saskatchewan’s technology sector.

●	Draganfly unveiled its newest product the Commander 3 XL Hybrid. This drone leverages the North American built highly modular and highly adaptable Commander 3 XL airframe. This cutting-edge system significantly extends flight duration, allowing operators to achieve more in a single flight than ever before Like the Commander 3 XL, the Commander 3 XL Hybrid maintains the Swiss army like versatility, accommodating a wide range of payloads, including Draganfly’s Precision Delivery System. The liquid-cooled powertrain efficiently drives all UAV systems, resulting in an increase in flight endurance with the ability to fly a payload of up to 4kg or 8.8 lb for up to 3 hours, making this the ideal system to support almost any operation.

●	Draganfly hosted the first Draganflyer Xperience: First Responder User Conference at Draganfly’s Joint A.I.R Center in Spring Branch, Texas. The Draganflyer Xperience: First Responder User Conference embodied Draganfly’s commitment to innovation in the service of public safety. By working with influential agencies, forward-thinking customers, and industry experts in one location, Draganfly facilitated a dynamic exchange of ideas, experiences, and expertise to accelerate the adoption and utilization of drones in emergency response. The event not only illuminated the exploration of cutting-edge drone technology but also provided an immersive journey into the future of first responder operations. With its live demonstrations, hands-on sessions, partner presentations, and use case workshops, the Draganflyer Xperience: First Responder User Conference helped to shape the trajectory of drone-assisted emergency response for years.

●	Draganfly’s President and CEO, Cameron Chell, Presented at a Webinar on “Disaster Risk Reduction in the Digital Transformation Age: Leveraging emerging technologies.” Mr. Chell shared his expertise and insights on how Draganfly’s drone technology has played a role in improving disaster management efforts, particularly in response to floods and wildfires. Draganfly’s UAV platforms have bolstered disaster risk reduction by swiftly conducting aerial assessments, aiding in survivor search and rescue operations, mapping, and surveying tasks, and offering wildfire services, especially during hot and dry seasons.

●	Draganfly was awarded a contract to provide its Vital Intelligence technology to a state corrections agency to its facilities enhance security and efficiency for the benefit of the community, the staff, and the inmates. The partnering state agency, responsible for corrections across the region, oversees 21 correctional facilities that house approximately 16,000 individuals. With a dedicated workforce of around 4,500 employees, the agency has maintained the lowest recidivism rate in the nation since 2021.

Draganfly will hold a shareholder update and earnings call on November 9, 2023, at 2:30 p.m. PDT / 5:30 p.m. EDT. Registration for the call can be done here: https://bit.ly/47mfTqr

Selected financial information is outlined below and should be read with Draganfly’s consolidated financial statements for the quarter ended September 30, 2023 and associated management discussion and analysis, which will be available under the Company’s profile on SEDAR at www.sedar.com and filed on EDGAR at www.sec.gov.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Total revenues	$2,138,017	$1,876,221	$5,638,542	$6,290,898
Gross Margin (as a % of revenues) (1)	41.8%	33.4%	32.0%	39.4%
Net income (loss)	(5,446,885)	(5,340,815)	(19,423,475)	(11,069,835)
Net income (loss) per share ($)
- Basic	(0.13)	(0.16)	(0.48)	(0.33)
- Diluted	(0.13)	(0.16)	(0.48)	(0.33)
Comprehensive income (loss)	(5,530,248)	(4,992,533)	(19,518,055)	(10,644,703)
Comprehensive income (loss) per share ($)
- Basic	(0.13)	(0.15)	(0.48)	(0.32)
- Diluted	(0.13)	(0.15)	(0.48)	(0.32)
Change in cash and cash equivalents	$(4,264,040)	$(4,497,511)	$(5,437,697)	$(11,351,378)

(1)	Gross Profit (as a % of revenues) would have been 42.2% and 35.7% not including a one-time non-cash write down of inventory for $8,600 and $208,247 respectively for the three and nine month period ending September 30, 2023.

The net income (loss) and comprehensive income (loss) for the three and nine months ended September 30, 2023, includes non-cash changes comprised of a change in fair value of derivative liability of $nil and $57,314, a write down of inventory of $8,600 and $208,247, and an impairment loss on notes receivable of $104,780 and $104,780 respectively. The net income (loss) and comprehensive income (loss) for the three and nine months period ended September 30, 2023 would otherwise have been a loss of $5,333,505 for the net income (loss), and a loss of $5,416,868 for the comprehensive income (loss), and a loss of $19,167,762 for the net income (loss), and a loss of $19,262,342 for the comprehensive income (loss), respectively.

As at	September 30, 2023	December 31, 2022
Total assets	$9,137,920	$14,638,533
Working capital	2,666,375	10,168,800
Total non-current liabilities	606,087	249,740
Shareholders’ equity	$3,927,124	$11,040,881

Number of shares outstanding	43,850,243	34,270,579

	2023 Q3	2023 Q2	2022 Q3
Revenue	$2,138,017	$1,899,039	$1,876,221
Cost of goods sold(2)	$(1,243,334)	$(1,431,922)	$(1,249,313)
Gross profit(3)	$894,683	$467,117	$626,908
Gross margin – percentage	41.8%	24.6%	33.4%
Operating expenses	$(6,356,139)	$(7,234,035)	$(7,007,691)
Operating income (loss)	$(5,461,456)	$(6,766,918)	$(6,380,783)
Operating loss per share - basic	$(0.13)	$(0.16)	$(0.19)
Operating loss per share - diluted	$(0.13)	$(0.16)	$(0.19)
Other income (expense)	$14,571	$(142,046)	$1,039,968
Change in fair value of derivative liability (1)	$-	$-	$305,094
Other comprehensive income (loss)	$(83,363)	$18,152	$348,282
Comprehensive income (loss)	$(5,530,248)	$(6,890,812)	$(4,992,533)
Comprehensive income (loss) per share - basic	$(0.13)	$(0.16)	$(0.15
Comprehensive income (loss) per share - diluted	$(0.13)	$(0.16)	$(0.15)

(1)	Included in other income (expense).
(2)	Cost of goods sold would have been $1,234,734 not including a one-time non-cash write down of inventory for $8,600 for Q3 2023.
(3)	Gross profit would have been $903,283 not including a one-time non-cash write down of inventory for $8,600 for Q3 2023.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Note Regarding Non-GAAP Measures

In this press release we describe certain income and expense items that are unusual or non-recurring. There are terms not defined by International Financial Reporting Standards (IFRS). Our usage of these terms may vary from the usage adopted by other companies. Specifically, gross profit and gross margin are undefined terms by IFRS that may be referenced herein. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

Throughout this release, reference is made to “gross profit,” and “gross margin,” which are non-IFRS measures. Management believes that gross profit, defined as revenue less operating expenses, is a useful supplemental measure of operations. Gross profit helps provide an understanding on the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Readers are cautioned that these non-IFRS measures may not be comparable to similar measures used by other companies. Readers are also cautioned not to view these non-IFRS financial measures as an alternative to financial measures calculated in accordance with International Financial Reporting Standards (“IFRS”). For more information with respect to financial measures which have not been defined by GAAP, including reconciliations to the closest comparable GAAP measure, see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s most recent MD&A which is available on SEDAR.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the ability of the Commander 3 XL to enhance mission success by enabling confident and accurate navigation through unfamiliar terrain and GPS denied environments; the NDAA designation signifying that Draganfly’s drones are sourced, manufactured, and equipped with components that meet the criteria deemed crucial for national security; the Commander 3 XL’s ability to maximize the State Geological Survey payload capacity and allow for longer flight times while also meeting the NDAA requirements;the Commander 3XL Hybrid’s increase in flight endurance and payload size, making it the ideal system to support almost any operation; its hosting of the first Draganflyer Xperience: First Responder User Conference, helping to shape the trajectory of drone-assisted emergency response for years; Draganfly’s wildfire services enhancing firefighting operations, which protect critical infrastructure, towns, valuable natural resources, and help mitigate air quality hazards from the devastating impact of wildfires; Draganfly’s new facility helping Draganfly achieve its commitment to meet the increasing market potential for its products and solutions; Draganfly’s drone technology playing a role in improving disaster management efforts, particularly in response to floods and wildfires; Vital Intelligence technology’s ability to enhance security and efficiency for the benefit of the correctional facility’s community, staff, and inmates; and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.